Exhibit 99.9








TEP
Tucson Electric Power
PAULSON



CODE OF CONDUCT

FORTIS

JANUARY 1, 2022

WHAT'S INSIDE



MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

With more than a century in the utility business, Fortis has deep roots.

Our customers rely on us to be there for them every day. We've earned their trust by always demonstrating strong purpose and values while maintaining an unwavering focus on safe, reliable and dedicated service.

We always strive to do the right thing and to act with utmost honesty, integrity and professionalism in everything we do. We are also commited to advancing racial equity and treating all people fairly and equally.

Whether we're interacting with work colleagues, industry partners, advisors, regulators, customers or casual acquaintances, how we conduct ourselves leaves an impression of who we are as individuals and as a company. I'm always impressed by the integrity and dedication of our people. And this is not just in our own daily work, it's also in our commitment to the communities we serve. We must remain vigilant in protecting our good name and reputation.

Respecting Our Code of Conduct

Our code of conduct is our primary reference guide for ethical and professional behaviour at Fortis. All of us must respect the code and live by its standards. Please take the time to read this important document.

I encourage you to be mindful and aware of what you observe in your workplace, and to speak up if you see things that cause you to be uneasy, uncomfortable or concerned. Our code is robust but it's merely a written document. What really matters is doing the right thing, and living by the principles expressed in our code each and every day.

Every year you must acknowledge that you have read, understand and agree to abide by the code (you can read more about this on page 6). I thank everyone throughout the Fortis organization for your continuing commitment to the company and the communities we serve, and to high ethical standards in everything we do.

Sincerely,

David G. Hutchens
President and Chief Executive Officer

Purpose

DELIVERING A CLEANER ENERGY FUTURE

Values

We never compromise on **safety**

Nothing matters more to us than protecting the health and safety of our employees, customers and contractors. Our pursuit of safety is relentless.

We value our **people**

Our employees are dedicated. We take pride in working hard and doing the right thing. We seek and develop diverse talent and offer an inclusive work environment.

We keep it **local**

We believe in local decision-making. Our teams understand the communities we serve. Our companies operate independently, but together as a family of companies we do more than any of us could do alone.

We act with **courage** and **integrity**

We make the right decisions for the long term, even when it's a tough call. We keep our promises and hold ourselves to the highest ethical standards.

We are **community** champions

We make our communities stronger by nurturing local partnerships and giving back to the places we proudly serve.

We aim for **excellence** every day

We are energy delivery experts, dedicated to service, performance and growth. We respect the environment and drive innovation to provide energy solutions for our customers.



INTRODUCTION

Integrity and sound policies and procedures are core to the way we do things and are critical to our success.

This code of conduct (the code) sets out the high standard of conduct we expect of everyone at Fortis, and the principles and concepts in this code apply across the entire Fortis organization.

The code applies to Fortis employees, officers and directors in every country where we do business and, wherever feasible, to consultants, contractors and representatives of Fortis (for ease of reference, also generally referred to as employees for purposes of this document, as the context permits).

Everyone must comply with the law, rules and regulations that apply to us, and the requirements and spirit of the code. We hold ourselves to high standards, and have zero tolerance for unethical conduct or breaches of integrity.

Always doing the right thing and conducting yourself with integrity is key. Any interactions you have with others — our customers, investors, business partners, potential business partners, suppliers, competitors, government officials, regulators, the general public, fellow employees and other stakeholders — must be honest, fair, courteous, respectful and professional.

This code describes appropriate behaviour, but it doesn't cover every situation or action you may encounter. Use the code as a guide and speak to your supervisor, a member of senior management, the Compliance Director or the CLO if you have any questions or aren't sure about something.

OUR BUSINESS MODEL

Fortis follows a *standalone business model* where our subsidiaries operate with substantial autonomy.

The general principles and spirit of this code apply universally across the entire Fortis organization. Each subsidiary adopts its own code which includes core elements of this code, while tailored as required to the subsidiary's unique operations and jurisdiction.

IN THIS DOCUMENT

- *Code* means this *code of conduct*
- *We, us, our, Fortis* and *the company* mean Fortis Inc.
- *You* and *your* mean everyone who is governed by the code: Fortis employees, officers and directors, as well as consultants, contractors and representatives of Fortis wherever feasible
- *Board* means our board of directors
- *Executive officer* means an executive officer as defined in applicable Canadian and U.S. securities laws — and includes our Chair of the board, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Legal Officer (CLO), Vice Presidents in charge of principal business divisions or functions, or someone performing a policy-making function
- *Compliance Director* means our Director, Regulatory and Compliance

This code refers to other Fortis policies. These are available on our intranet.

Following the Code

Following the code and all other Fortis policies, procedures and guidelines is mandatory. If you don't comply, you may face disciplinary action, which could include losing your job.

You will be asked to read the code at least once a year, and to acknowledge that you understand and agree to follow it. You'll receive an email from the CEO with a link to the code and the acknowledgement.

Reporting a Concern

If you have a concern or suspect that someone is not following the code, you must report it right away to your supervisor, a member of senior management, the Compliance Director or the CLO.

Where other Fortis policies contain their own specialized reporting procedures, such as under our *respectful workplace policy*, those procedures should be followed first whenever possible. If you feel more comfortable reporting anonymously, you can use our ethicspoint hotline. It's available through the web and by phone 24 hours a day, seven days a week (see page 31 for details).

We investigate every report we receive and keep all information confidential following our *speak up policy*. There will be no retaliation against anyone who acts in good faith. The audit committee oversees the reporting process set out in our *speak up policy*. The committee is also responsible for making sure we have appropriate procedures for receiving, retaining and dealing with all reports related to accounting, internal controls and auditing matters.

ETHICAL DECISION-MAKING FRAMEWORK

If you encounter an ethical issue, ask:

1. Is it legal?
2. Is it consistent with the code?
3. Does it align with Fortis values?
4. Is it in the interests of Fortis?
5. Would I be comfortable if it became public?

If the answer to all five questions is "yes", it is likely okay. If an answer is unclear, or if you answered "no" or "maybe" to any question, seek advice from your supervisor, a member of senior management, the Compliance Director or CLO.



Making Changes to the Code

We could update the code at any time, but we'll let you know when there is a material change.

The code is reviewed regularly by the governance and sustainability committee and changes are approved by the board. This version of the code was approved in November 2021 and went into effect on January 1, 2022. You can find an electronic copy on our intranet and our website (www.fortisinc.com).

Waiving an Aspect of the Code

The board may waive an aspect of the code in certain circumstances. A request must be made in writing to the board's governance and sustainability committee who will review the request and make a recommendation to the board.

We'll publicly disclose a waiver granted by the board as required by the laws, rules and regulations that apply.

REPORTING CHANNELS

Our values reflect that we act with courage and integrity and hold ourselves to the highest ethical standards. If you have concerns about a possible code infringement you should report the matter through one of the following:

- your supervisor
- an executive officer
- a member of senior management
- the Compliance Director
- the CLO
- our ethicspoint hotline (see page 31 for details)

ETHICSPOINT HOTLINE

Go online at *www.fortisInc.ethicspoint.com*. Or call 1-866-294-5534. See page 31 if you're calling from outside Canada or the United States.

QUESTIONS?

Don't hesitate to ask if you're not sure about something. Speak to your supervisor, a member of senior management, the Compliance Director or the CLO.

BEING YOUR BEST


MARITIME ELECTRIC
A FORTIS COMPANY

Being your best means exhibiting your best qualities as you perform your day to day responsibilities and interact with others.

At Fortis, we expect you to treat others as you would like to be treated. Maintaining a high standard of conduct creates a strong, positive culture that benefits everyone. We have zero tolerance for bullying, harassment, discrimination or any form of derogatory treatment of others.

As you go about your daily activities at work and in our communities, you're expected to:

- follow the rules and do the right thing
- act with honesty and integrity
- look out for the safety and wellbeing of others
- speak up if you see something that doesn't seem right, or otherwise concerns you or makes you feel uncomfortable
- show respect to everyone that you deal with and treat others in a cooperative and inclusive manner
- avoid conflicts of interest or other situations that could compromise your loyalty, objectivity and judgment
- protect the reputation, assets and interests of Fortis
- minimize impacts on the environment and support sustainability in our operations, and
- support communities where we live and operate

QUESTION

I am a new employee and still learning some of the complexities of my job. I don't yet entirely understand everything that my department does, but there are aspects that I just can't follow, and I am starting to wonder if it's all by the book. What should I do?

ANSWER

If you find yourself in a situation where you have concerns about a work-related matter, you must speak up. While it's often human nature to be reluctant to say anything, you should never ignore things that make you uncomfortable. At first instance, you should bring any such concerns to your supervisor, who has broad and detailed knowledge about your department's work, and can answer any questions you may have. However, if you would feel uncomfortable doing that, you can also speak to a member of senior management, the Compliance Director or the CLO. All employees should feel free to speak up about any concerns. There will be no retaliation or repercussions where a concern is reported in good faith.

Setting the Right Tone

Leaders at every level have a responsibility to set the right tone, maintain our culture of integrity and always model ethical behaviour.

If you're a leader, four basic principles must always guide your decisions and actions regardless of your specific role:

Engage

Create an open and welcoming environment for employees to speak up.

Identify

Understand what misconduct may look like and watch out for it.

Escalate

Connect quickly with the right resource if there is a concern or report of potential misconduct.

Ensure

Watch for any signs of retaliation against an employee who has voiced a good faith concern.


BEING HONEST, ETHICAL AND PROFESSIONAL
IN EVERYTHING YOU DO DEMONSTRATES INTEGRITY,
A SHARED COMMITMENT AND ACCOUNTABILITY
TO YOUR COLLEAGUES AND TO FORTIS.



PROTECTING HEALTH, SAFETY AND THE ENVIRONMENT

You have the right to work in a professional, respectful, inclusive and safe environment — a place without discrimination, inappropriate behaviour or unethical conduct.

Physical Safety

We're committed to maintaining safe working conditions for our employees and contractors that comply with occupational health and safety laws, meet industry standards and are consistent with best practices.

There is a risk of injury and harm in every workplace. The utility business is somewhat unique because the products we deliver to our customers — electricity and natural gas— are inherently dangerous if they're not handled properly. Also, many employees and contractors work in remote locations and in extreme weather, all to make sure that customers receive reliable service. Employees and contractors are exposed to these and other dangers every day, and safety must be "job one" at Fortis. We must be diligent in following our *occupational health and safety policies* and safety protocols to ensure that we always remain safe.

All safety issues should be reported to your supervisor or health and safety committee representative. There will be no retaliation against anyone who reports a safety concern in good faith.

SAFE, RESPECTFUL AND DIVERSE

Our *occupational health and safety policies* set out our standards and protocols for maintaining safe and healthy working conditions.

We believe our workplace should foster inclusion and diversity. This commitment is reinforced in our *inclusion and diversity commitment statement* and *board and executive diversity policy*.

Our *respectful workplace policy* sets out our expectations for a workplace that is professional and respectful, free of harassment, bullying, discrimination or derogatory treatment of others.

Respect, Inclusion and Diversity

We value and support inclusion and diversity in the workplace. Our *inclusion and diversity commitment statement* confirms our organization-wide pledge to create a workplace where all feel welcomed, valued, respected and empowered to bring their authentic selves to work. Our *board and executive diversity policy* details our philosophy and goals regarding leadership diversity.

We comply with all equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We respect workers' freedom of association and right to a fair wage. We also support the spirit and intent of international human rights conventions such as the United Nations' *Universal Declaration of Human Rights* and the International Labour Organization's *Declaration on Fundamental Principles and Rights at Work*.

We have zero tolerance for any kind of harassment, sexual harassment, physical and verbal violence, discrimination, retaliation or any other form of abusive or inappropriate behaviour in the workplace.

Anyone who faces inappropriate behaviour can report it and have it investigated and resolved under our *respectful workplace policy*.

QUESTION

COVID-19 has led to new risks and obligations in our work lives. What is Fortis doing to protect my wellbeing during the pandemic?

ANSWER

The COVID-19 pandemic has forced employers to assess and plan for novel workplace issues. At Fortis, our foremost concern is the safety and wellbeing of our employees. Therefore, the company implemented best practice safety protocols to be observed both in the office and in the field. As part of its efforts to ensure a safe workplace, the company also worked with employees to implement policies and practices to respond to evolving circumstances, including monitoring the health and the vaccination status of our workforce. Any personal information shared as part of this process is handled strictly in accordance with our *privacy policy*.


SUSTAINABLE ENERGY FUTURE
TEP

A CULTURE OF EQUALITY

We don't discriminate in our hiring practices and we work hard to make sure that our people are treated fairly, compensated appropriately and promoted without discrimination. We strive to treat people equally, without differentiating based on race, nationality, ethnic origin, Indigenous status, colour, religion, age, gender, marital status, family status, sexual orientation, identity or expression, political belief, source of income, disability or disfigurement in our employment practices or hiring of third-party providers.

Advancing Social Justice

We oppose social injustice in all its forms. Creating meaningful change requires work and focus. We are committed to doing the work, driving change and acting with intention.

We have established a diversity, equity and inclusion framework and an enterprise-wide advisory council to guide our efforts. We are listening, learning and identifying barriers to equity. We have the ability to make a difference, so we must.

Health and Wellness

We support employee health and wellness. You should do your best to stay healthy and to be "fit for duty" during the entire workday so you're effective on the job and can avoid anything that can put your safety, or the safety of others, at risk.

You must advise your supervisor or Human Resources if you're taking prescription medication that could cause impairment, compromise safety or negatively affect your work performance.

BE FIT FOR DUTY

Our *drugs and alcohol in the workplace policy* sets out our expectations for people at work and attending corporate functions. It includes the general expectation that employees will come to work "fit for duty" — being reasonably capable of performing the requirements of their job. The policy also confirms our duty as an employer to reasonably accommodate people who have legitimate medical conditions.

QUESTION

A co-worker of mine has asked me out on a date. Although I declined, this person has repeatedly asked me. What do I do?

ANSWER

Ideally, such situations can be handled in a respectful and professional manner directly between the individuals, without the need to escalate the matter further. You should be firm and tell the co-worker that you are not interested, and that you've said no, and you mean it, and they should respect that. If the unwelcome or harassing behaviour persists you should speak with a supervisor or file a complaint. Our *respectful workplace policy* describes the company's expectations regarding respecting our fellow employees and sets out complaint procedures for the investigation and resolution of policy violations.

Social Responsibility, the Environment and Sustainability

We consider the impact of our actions on society, the environment and the communities where we operate. We seek to make positive contributions to our communities.

We strive to reliably deliver cleaner, affordable energy. We invest in resilient infrastructure and promote energy efficiency. We act responsibly to protect our neighbours and the public, and to promote sustainability in everything we do.

We're committed to environmental compliance, stewardship, leadership and accountability. Whether you work in the field or an office, you must comply with all environmental requirements and related corporate policies that apply to you. We track, investigate and report on environmental and other hazards and incidents and strive for continuous improvement.

Looking Out for Each Other

While we have different roles and responsibilities, we're all members of the Fortis organization and each of us plays an important part in our success.

It's important to always show mutual respect and to look out for one another to keep us all healthy and safe, whether you're facing physical or emotional challenges or noticing that one of your colleagues may be going through a difficult time.

Be there for your colleagues and remember to treat others as you would like to be treated.

QUESTION

I thought I would plan an informal social gathering for my department after work on Friday, but I'm pretty sure that our new hire can't make it because they usually pick up their child from day care at 5:30. I guess it's OK to leave them off the invitation?

ANSWER

No, it's best to invite everyone to your group activities, even if some might not be able to make it. All employees are part of the Fortis team, and appreciate being thought of and included. Always treat others as you would like to be treated and be considerate of how others might misinterpret an innocent oversight. The company's *inclusion and diversity commitment statement* affirms the importance of our inclusive culture and fostering a workplace where everybody feels valued and respected.



ACTING RESPONSIBLY

You're responsible for your behaviour and actions while you're at work and when you're out in the community.

Obeying the Law

You must conduct Fortis business according to the law, rules and regulations where we work and operate. You must never assist anyone to circumvent the law, evade taxes or commit fraud.

You cannot take unfair advantage of someone, whether it's by manipulating them, concealing information, abusing privileged information, misrepresenting material facts, or any other unfair dealing practice. Offering or accepting a bribe or kickback, or promising or receiving any other improper benefit to influence a customer, supplier, public official or any other person, is a serious offence. All such activity is prohibited, whether carried out, directly or indirectly. Refer to our *anti-corruption policy* and *anti-corruption procedures* for more information.

Complying with Regulations

Regulators perform a vital role in safeguarding the public interest, and we all have a role to play in meeting our commitments and demonstrating to regulators that Fortis is a responsible owner of public utilities. Most aspects of our business are regulated. This legal framework covers a wide range of topics, including public utility regulation, the environment, occupational health and safety, human rights and non-discrimination, bribery and corruption, government lobbying and political contributions, privacy and fair competition practices.

We have almost continuous interaction with regulators across our operating jurisdictions. Maintaining respectful, constructive and cooperative relationships builds trust, is good for all our stakeholders and is simply the right way to conduct business.

FERC

The Federal Energy Regulatory Commission (FERC) in the United States is a common regulator of our U.S. subsidiaries. Our *FERC compliance manual* describes our expectation of strict compliance with FERC regulation. Under the Fortis standalone business model, each U.S. subsidiary is responsible for designing and operating a robust FERC compliance program for its operations.

Our *insider trading policy* and *disclosure policy* cover specific aspects of securities regulation.

Securities Regulation

As a public company, we're also subject to securities regulations and stock exchange rules that govern things like offering, selling and buying securities, and financial reporting.

Securities regulations and stock exchange rules also govern the disclosure of material information by public companies and insiders (see page 17).

Avoiding Conflicts of Interest

It's your responsibility to always protect our corporate interests.

That means you must not engage in activity that could, or could be perceived to, give rise to a potential conflict between your personal interests and the interests of Fortis, or that appears to compromise your ability to act in an unbiased way. This extends to situations that involve or relate to the interests of family members, friends or acquaintances.

You're required to tell us about any conflict or perceived conflict of interest. You should inform your supervisor, a member of senior management, the Compliance Director or the CLO.




YOU MUST CONDUCT FORTIS BUSINESS ACCORDING TO THE LAW, RULES, AND REGULATIONS WHERE WE WORK AND OPERATE. YOU MUST NEVER ASSIST ANYONE TO CIRCUMVENT THE LAW, EVADE TAXES OR COMMIT FRAUD.

Red Flags to Avoid

Conflicts of interest can take different forms. Make sure you don't put yourself in one of these red flag situations, either directly or indirectly through families, friends or otherwise.

You must not:

- put yourself in a position where a transaction with Fortis or a subsidiary could result in a benefit or interest to you beyond the normal benefits of your employment relationship with us
- put yourself in a position or relationship with a co-worker which could, or could reasonably be perceived to, compromise your objectivity, business judgment or impartiality
- contract with or provide services to Fortis or a subsidiary outside of your employment with us
- participate in activities or ventures that compete with Fortis or a subsidiary or that interfere or appear to interfere with your duties and responsibilities to our company
- use confidential or material information about Fortis that is not publicly available for your benefit or the benefit of others
- have a financial or other interest in any entity doing business with Fortis (other than an interest of 1% or less in a publicly traded entity or an interest held through a mutual or similar fund where investment decisions are made at arms length by others)
- approve a loan to an employee, executive officer or director of Fortis or a subsidiary. Executive officers and members of the board are also subject to special conflict rules under corporate and securities laws. Specifically, directors and executive officers are prohibited from accepting, directly or indirectly, personal loans from Fortis or any of our subsidiaries
- select, manage or influence a relationship with a contractor, supplier or other business partner if they employ or are controlled by someone you have a personal or family connection with

This list does not include every kind of conflict situation. If you're not sure about something, speak to your supervisor, a member of senior management, the Compliance Director or the CLO.

ABOUT MATERIAL INFORMATION

Material information is any information relating to the business and affairs of Fortis that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of our securities, and includes any information that a reasonable investor would consider important in making a decision about investing in Fortis securities. Our *insider trading policy* and *disclosure policy* contain examples of *material information*.

Insider Trading

The value of any public company's securities can rise or fall with the release of information — whether it's good or bad. Securities laws prohibit anyone from:

- trading on *material information* about a public company before it has been generally disclosed (called *insider trading*)
- intentionally or unintentionally passing material information to someone before it has been generally disclosed (called *tipping*)

Insider trading and tipping give an investor an unfair advantage over other investors because the material information has not yet been shared publicly and the market has not had time to absorb it. Insider trading and tipping are both serious offences. You are not allowed to trade in Fortis securities if you:

- have material information about Fortis that hasn't been publicly disclosed and absorbed by the market
- are an *insider* (see below) and are subject to a *trading blackout period*
- have been notified by the Legal Department that you cannot trade in Fortis securities or securities of any other public company

You are also not allowed to trade another public company's securities if, through your work or dealings with Fortis, you acquired material information about that other company that hasn't been generally disclosed.

Note that if you have material information about Fortis that has not been generally disclosed, you may still be permitted to buy Fortis shares under our Employee Share Purchase Plan as share purchases occur at pre-arranged times and you have no direct control over discrete trading transactions.

As a general rule, you should always refer to our *insider trading policy* before trading in Fortis securities and consult the CLO if you have any questions.

ABOUT INSIDERS

Directors and officers of Fortis and our subsidiaries, and others depending on their role and responsibilities in the organization or their ownership of or control or direction over Fortis securities, are designated *insiders* by the Legal Department according to securities regulations. If you're an insider, you will receive information from the Legal Department about when you can trade and the pre-approval process for trading Fortis securities. Certain directors and officers in the Fortis organization are also deemed *reporting insiders* under securities regulations and must publicly report their trades. If you have questions about the *insider trading policy*, what constitutes material information, insider reporting or insider trading generally, speak to the CLO.

QUESTION

I usually buy some Fortis shares with my annual bonus. I am currently working on a project that could be a big deal for Fortis. Can I go ahead and buy the shares anyway?

ANSWER

You must not trade in Fortis securities if you have material information about Fortis that has not been generally disclosed. Even if you're not normally considered an "insider" under our *insider trading policy*, the very fact that you possess material information precludes you from trading. If you have questions about when you can or cannot trade, speak to the CLO. You may also refer to our *insider trading policy* for more guidance on this topic.

Our *insider trading policy* supplements the terms of this code and applicable laws and provides more details about trading restrictions that apply to you and your family members.

Anti-Corruption

Many countries have legislation to combat corruption. Generally, these laws prohibit the offering of any kind of benefit or inducement to public officials (or private counterparties) to obtain an improper business advantage or concession and require the keeping of complete and accurate business records.

Our international operations must be conducted according to applicable anti-corruption legislation. Any breaches of these laws can result in severe penalties, including fines and imprisonment. If you have questions about this topic, speak to the Compliance Director or the CLO.

Our *disclosure policy* describes procedures for approving and publicly disclosing material information about Fortis. Public communications regarding Fortis, including responding to enquiries from external parties, may only occur through our designated spokespersons.

Anti-Bribery

Any form of bribery or similar unethical business practices are strictly prohibited. We have administrative procedures and controls that help us manage and record transactions that are susceptible to fraud or abuse, and to mitigate the risk of corruption generally.

You must conduct due diligence before you hire a new third-party agent to act for us in a new jurisdiction, and make sure that the agent is familiar with, and will comply with, local law as well as our anti-corruption policies, or their own if they're substantially similar to ours.



PROPER RECORD KEEPING

We keep accurate business records of our transactions and activities as a good business practice and to satisfy anti-corruption laws. Our Communications Department is responsible for maintaining written records of corporate gifts, charitable donations, political contributions and lobbying activities.

QUESTION

I often attend business dinners with external professionals that we do work with. I am not 100% sure what the boundaries are for offering or accepting hospitality involving those business partners?

ANSWER

Guidance on offering or accepting meals, entertainment and other forms of hospitality is provided in our *anti-corruption procedures*. Generally, the exchange of business courtesies, such as paying for meals, is fine provided it is reasonable, moderate, appropriate, and customary. Never accept a gift where there could be a perception that it is being given with an expectation of receiving a favour or benefit in return. If you have questions on this topic, you may seek guidance from the Compliance Director or the CLO.

NO CORRUPT PRACTICES

Our *anti-corruption policy* governs dealings with foreign and domestic public officials as well as individuals and non-governmental and commercial entities that Fortis does or proposes to do business with. The policy contains guiding principles covering such things as:

- bribery and improper payments
- facilitation payments
- lobbying
- gifts (including meals & entertainment)
- books, records and internal controls

Our anti-corruption procedures also provide practical advice on how to be vigilant in spotting potential issues that could arise while performing your duties.

ANTI-MONEY LAUNDERING

Many jurisdictions have anti-money laundering laws which primarily seek to intercept the movement of proceeds of crime. These laws create obligations regarding tracking and reporting certain financial transactions, such as large cash or virtual currency payments. Any unusual transactions of this nature should be flagged and reported to the Director, Internal Audit.

Commissions, Fees and Other Payments

All commissions, fees or other payments you make to agents, consultants or suppliers acting for Fortis must reflect sound business practices and the reasonable value of the services or products provided. Invoices must be reviewed and approved by employees who are knowledgeable of, and responsible for, the services or products being provided.

Gifts and Entertainment

You cannot give or receive a gift or benefit of any kind when conducting business on behalf of Fortis if it might be perceived that an obligation has been created or a favour or special treatment is expected. Lavish gifts and entertainment and gifts of cash and cash equivalents are strictly prohibited.

You can give gifts or promotional items if they're reasonable and have modest value and are given infrequently and in an open and transparent way.

For guidance regarding gifts and entertainment, you should consult the Communications Department and our *anti-corruption procedures*.

CONTRACTS, EMPLOYMENT AND INTERNSHIP OFFERS

The hiring of a contractor, or an offer of employment or internship should never be made to exert influence or in exchange for a benefit or concession.

If you're considering hiring someone who is known to be related to a public official or a party that we do or propose to do business with, it's especially important to follow our review and approval process. If you have questions about contracting, employment or internship offers, speak to the Compliance Director or the CLO.

Our *political engagement policy* governs our involvement in and disclosure of political advocacy activities, as well as our political contributions in the province of Newfoundland and Labrador according to local law. The Communications Department coordinates all political contributions made by or on behalf of Fortis.

Political Engagement and Lobbying

People who live in places that value and protect democratic rights are fortunate.

While we recognize the importance of supporting the democratic process, no contribution to a political party, organization or candidate for public office on behalf of Fortis is permitted unless it is allowed by law, authorized by the CEO or CFO, and coordinated through the Communications Department.

Most jurisdictions have laws that regulate lobbying activity directed towards public officials. If you or a third party you hire engages in lobbying, you or they may be required to register under a public lobbyist registry and file periodic reports detailing the lobbying activities. The Communications Department monitors lobbying activity by Fortis, and together with the Compliance Director, manages compliance with lobbying laws.

QUESTION

I've been preparing materials for an upcoming meeting with a government minister. Is there anything I should be doing to make sure this is all by the book?

ANSWER

Yes. You should speak to the Communications Department or the Compliance Director to determine whether any lobbyist registration or reporting requirements are triggered. Most jurisdictions require registration and filing of periodic reports when an organization's lobbying activities meet prescribed thresholds. Laws vary from place to place, so it's best to seek guidance. All lobbying-related activities must be immediately reported to the Communications Department, which monitors and keeps records of our lobbying activity.

EMPLOYEE POLITICAL ACTIVITY

You aren't allowed to campaign for or promote any political party or candidate in the workplace or try to directly or indirectly influence co-workers to support a political cause, party or candidate. You must not use your Fortis position, office or property for any political activity or donation, or in any way where such an association could be reasonably inferred. If you know of any such activities, you should report it (see page 31).

If you plan to seek an elected or appointed government position, you must first advise the CLO. If you engage in political activities, you must make clear that your views are your own, and not those of Fortis.

Competition and Anti-Trust Legislation

You must comply with all Canadian and foreign competition laws to ensure fairness, transparency and fair play in our commercial activities. This includes "antitrust" legislation in the United States.

Behaviour such as agreements with competitors to allocate markets or customers, agreements to control or manipulate prices or rates, the boycotting of certain suppliers or customers or exclusive dealing, bid-rigging, misleading advertising, price discrimination and the abuse of dominant market position is prohibited.

If you're not sure if there's a potential issue with competition law related to a specific business activity, speak to the CLO.

QUESTION

I dread eating my lunch in the lunchroom because one of my co-workers is always badmouthing the government and trying to get others to back her favourite political party. I used to look forward to a relaxing lunch break, but this is taking the joy out of my quiet time. Is this allowed?

ANSWER

No. Our *code* and *political engagement policy* prohibit the politicization of the workplace. Employees may not engage in promoting any political party or candidate in the workplace or seek to pressure or influence co-workers to vote for any political party or candidate. If any such behaviour is observed in the work-place, you should contact the Compliance Director or the CLO.

Privacy

Fortis and its subsidiaries may possess personal information relating to employees, customers and other individuals. This information may include their name, home address, phone number, email address, date of birth, social insurance number, credit card information, etc. Privacy laws generally set out rules regarding the purposes for which personal information can be collected, how personal information must be managed, individuals' rights to know how their personal information is used, and when this information must be deleted. Some jurisdictions also have mandatory breach notification requirements that may apply in instances of unauthorized access to personal information. Our *privacy policy* provides guidance on the proper handling of personal information.

To the extent that consent to collecting, using or disclosing personal information is required by law, we will assume, unless we are advised otherwise, that you have consented to Fortis collecting, using and disclosing personal information in the way and for the purposes stated in our *privacy policy* and as allowed under privacy laws.

Business Travel and Expenses

Depending on your role, you may need to travel or incur expenses on behalf of Fortis. Generally, business expenses should be paid using a Fortis corporate credit card. These cards are generally issued to designated employees who travel frequently or otherwise regularly incur corporate expenses in connection with their work. Corporate credit cards should not be used for cash advances or personal, family or household expenses. You're responsible for making sure your expenses are appropriate and in keeping with our policies. Your supervisor is responsible for approving your expenses.

TRAVEL POLICY

Our *travel policy* sets out guidelines for business travel, including air travel, accommodations, ground transportation, meals and other expenses, and provides that all business travel expenses should be paid using a corporate credit card.



Outside Employment and Volunteering

Volunteering and supporting the communities we serve is one of our core values, and we encourage everyone to volunteer in the community. However, your outside interests must not adversely affect your performance or objectivity at work.

You can pursue outside interests, like working in a part-time or off-hours job. However, consulting with, working for, or volunteering with a person or entity that Fortis has a current or potential business relationship with can give rise to a real or perceived conflict of interest, and must be avoided.

Contributing corporate time or resources to community or charitable service must be approved by a member of senior management and coordinated through the Communications Department.

Serving on Outside Boards

If you want to serve on the board of directors or governing body of a for-profit enterprise or government agency, you need approval before you accept the position:

Employees

Must receive approval from the CEO.

Executive Officers

Must consult with the CEO and the Chair of the board and receive approval from the Chair

Directors

Must consult with the CEO and the Chair of the board and receive approval from the Chair

Chair of the Board

Must consult with the CEO and the chair of the governance and sustainability committee and receive approval from the committee chair. See also the *board of directors governance guidelines* for information about directors serving on other public company boards.

You can serve on the board or governing body of a non-profit organization without receiving prior approval from a member of senior management if the appointment does not create an actual or perceived conflict of interest with Fortis.

COMMUNITY SUPPORT

Fortis contributes to different charitable organizations as part of our commitment to communities.

Donation requests must be approved by the Communications Department even if the donation is to an organization you're not associated with. This makes sure we're objective in evaluating, authorizing, processing and documenting all donation requests, and that we can avoid potential for fraud, abuse or a perceived conflict of interest.

The Communications Department administers this program and records all requests. See our *anti-corruption policy* and *anti-corruption procedures* on our intranet for more information.



PROTECTING OUR ASSETS

You must always protect our assets, including corporate property, information and hardware.

Corporate Assets and Opportunities

You have a personal responsibility to protect our tangible assets (like our equipment and facilities), and intangible assets (such as corporate opportunities, intellectual property, trade secrets and business information, including information assets such as emails, memos, accounting records, invoices and contracts) from misuse or theft. You must comply with internal policies and procedures concerning information security.

You cannot obtain, use or divert Fortis property for personal use or benefit, or use the Fortis name or purchasing power for personal benefit. For example, you can't:

- use our property, information or position for personal gain
- take corporate opportunities for yourself that you discover through your position with the company or through the use of corporate property or information
- compete with Fortis. You owe a duty to Fortis to advance our interests if an opportunity arises

All contracts involving Fortis must be in writing and approved by the Legal Department. You should not accept a side or comfort letter if it's not attached to the main contract, unless you've received advice or approval from the Legal Department.

Proprietary and Confidential Information

You may handle information that's confidential to Fortis or create a work product that belongs to us. You must not share this information, or any other confidential or proprietary information about Fortis or a person or organization that we have a current or potential business relationship with, with any person or entity, during or after your service with Fortis.

The only exceptions are if:

- it's in the necessary course of Fortis business
- it's authorized under a non-disclosure agreement that's been approved by the Legal Department
- you've received written authorization from a member of senior management
- it's required by law, as determined after consulting with the Legal Department

You must tell us about any invention, improvement, concept, trademark or design you've prepared or developed during your employment or association with Fortis and agree that we're the exclusive owner of the property.

When your employment or association with Fortis ends, you must return all proprietary and confidential information to us.

All Fortis assets must be used lawfully in furthering our corporate objectives.

ABOUT CONFIDENTIAL INFORMATION

Confidential information means all information that's confidential, proprietary and not public, in any format (including written, oral, visual, electronic or otherwise), that belongs to Fortis or arises from a relationship with Fortis.

It includes the following, among other things:

- information about employees, customers, suppliers and vendors
- business plans, budgets, strategies, projections, reports and analyses
- operational data and reports (including materials relating to operating performance measures, processes and training activities)
- financial and tax data and analyses
- legal and contractual matters, including privileged information that is prepared by or shared with counsel in providing legal advice or preparing for actual or possible litigation, and draft regulatory filings

Confidential information does not include information that is or becomes:

- generally available to the public (unless through unauthorized disclosure)
- available from a source other than Fortis (if the source was not prohibited from disclosing the information)

If you're not sure if something is confidential, do not disclose it without speaking to your supervisor, a member of senior management, the Compliance Director or the CLO.

PROTECTING CONFIDENTIALITY

You must comply with the confidentiality provisions of our *disclosure policy* and any similar policy established by a Fortis subsidiary to the extent it applies to your activities.

Communication Devices

Communication resources like phone systems, computers, fax machines and mobile devices are owned by Fortis and are to be used for business purposes only.

Take appropriate security precautions when using these resources to transmit or receive confidential, sensitive or proprietary information. The *safe travel checklist* from the IT Department provides helpful advice about how to safeguard electronic communication devices and maintain security over confidential information while traveling.

You must not use our communication devices for improper or illegal activities, such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files.

We monitor our communication resources for improper use and security purposes and audit them as part of our network management. See our *acceptable use policy* for more information.


WE ALLOW INCIDENTAL PERSONAL USE OF OUR COMMUNICATIONS RESOURCES IF IT DOES NOT NEGATIVELY AFFECT PRODUCTIVITY, COMPROMISE SYSTEM CAPACITY OR SECURITY OR CONTRAVENE THE LAW OR ANY FORTIS POLICY.

QUESTION

I travel quite a lot and rely on my ability to work remotely using my laptop or tablet. Are there any things I should do to ensure confidential information is protected?

ANSWER

Yes. Our Information Technology department has developed a *safe travel checklist* which provides advice on how best to secure your Fortis-issued communication and computing devices and the confidential information that is stored on them. Cyber risks are a growing and evolving security threat, with bad actors constantly seeking ways to access personal and business-sensitive information and disrupt business operations. Our IT Department monitors and takes active measures to counter these threats. You should follow all security directives and recommendations issued by the IT Department, including reviewing the *safe travel checklist* and following its recommendations.

EXTERNAL COMMUNICATIONS

Our *disclosure policy* designates authorized spokespersons to address inquiries from financial analysts, investors and the media. You must direct any inquiry you receive from the financial and investment communities or the media to an authorized spokesperson, which includes our CEO, CFO, CLO, Vice President, Investor Relations or Vice President, Communications.

SOCIAL MEDIA

Social media includes websites and services where users can share information, ideas and opinions online. The Communications Department oversees Fortis-owned social media sites. While it is perfectly fine for employees to "like" or "share" social media postings by Fortis, employees must use personal social media sites responsibly, with special attention to postings that could reflect negatively upon or be attributed to Fortis. You should follow these guidelines when using social media:

- don't engage in discussions about Fortis, competitors or the utility industry
- don't disclose confidential or material information about Fortis
- don't speak for Fortis unless you're an authorized spokesperson acting in that capacity
- don't include the Fortis name, logo or brand in your social media or content, except for example in your bio information on professional networking sites
- respect others and avoid disparaging, harassing, "trolling" or illicit language
- if your post could be seen as speaking for Fortis, add a disclaimer that it is your personal view only

See our *disclosure policy* for more information.

QUESTION

Some of my friends are quite active on social media and go so far as to post comments about their employer and its competitors. Does that seem appropriate?

ANSWER

It depends. "Liking" or "sharing" Fortis postings or celebrating Fortis or co-worker achievements is perfectly fine. However, as a publicly traded company, we are subject to strict rules that govern how information about the company is shared with the public, and we have designated spokespersons whose job it is to speak for our company. Therefore, employees should avoid discussion of work-related matters in their online activities. Employees are also strongly discouraged from publicly commenting on competitors or the utility industry as such comments could be attributed to Fortis. Our *disclosure policy* provides more information on our designated spokespersons and employee use of social media and other modes of electronic communications. Additional guidance may be sought from the Compliance Director.





Keeping Accurate Financial Records

We always expect compliance with generally accepted accounting principles and internal controls. All Fortis books of account, records and other documents must accurately account for and report all assets, liabilities and transactions.

You must not:

- cause our accounting and financial books or records to be incorrect or misleading in any way
- participate or assist in concealing an improper transaction
- delay the prompt or correct recording of disbursements
- hinder or fail to cooperate in resolving issues identified in internal or external audit reports
- conceal knowledge of any untrue, misleading or inaccurate statement or record, whether it was made intentionally or unintentionally
- conceal a transaction that does not seem to serve a legitimate commercial purpose or fail to bring it to the attention of appropriate supervisors.

If you have any concerns or complaints regarding questionable accounting or auditing matters, you should follow the guidelines in our *speak up policy*, including promptly reporting the concern or complaint according to the procedures set out in that policy (see page 31).

Records Management

Effective records management facilitates operational efficiencies and business continuity while mitigating litigation and other risks. Legislation also prescribes minimum retention periods for certain business records. Our *records management policy* and *records retention schedule* set out best practices for managing our business records and set minimum retention periods for certain records. Our business records must be managed consistent with these policies.



WHERE TO GO FOR HELP

Following the code is mandatory. It's your responsibility to speak up or ask for help if you're not sure about something.

It's also your responsibility to report a concern if you believe someone is not following the code, any other Fortis policy or applicable laws, or if you observe what appears to be accounting or auditing irregularities

Filing a Report

You can report an incident personally or file a report anonymously by using our ethicspoint hotline. The service is available 24 hours a day, seven days a week (see page 31).

We investigate all reports and keep all information confidential. Make sure you provide enough information or evidence to substantiate your report and allow for a proper investigation.

Where other Fortis policies contain their own specialized reporting procedures, such as under the *respectful workplace policy*, those procedures should first be followed whenever possible. Incidents reported through the ethicspoint hotline may also be re-directed through the specialized reporting procedures under other Fortis policies if it is more appropriate.

ALWAYS ACT IN GOOD FAITH

There are no repercussions for filing a report or assisting with an investigation if you have reasonable grounds and you act in good faith.

Filing a report in bad faith — with malicious intent, or when you know it's not true — is a serious matter and will lead to disciplinary action, which could include losing your job.

Fortis will also not permit any form of retaliation against individuals who assist with an investigation by providing information or otherwise.

FILE A REPORT PERSONALLY

Go to your supervisor or speak to an executive officer, a member of senior management or the CLO to report an actual, potential or suspected violation.

If you do not feel comfortable reporting the incident to your supervisor, or any other member of senior management, you may report the incident to the Director, Internal Audit (who the board has designated as the *Administrator* and an *Investigator* under the *speak up policy*) or the chair of the audit committee.

Karen Wade
Director, Internal Audit
709-737-2910
kwade@fortisinc.com

Maura Clark
Chair, Audit Committee
709-737-5432
mclark@fortisinc.com

FILE A REPORT ANONYMOUSLY

If you do not feel comfortable reporting the incident personally, you can use our ethicspoint hotline to file a report anonymously. Although you can submit an anonymous report through *EthicsPoint*, anyone making an anonymous report should be aware that maintaining anonymity could hinder an effective investigation of the incident. As a practical matter, it is also possible that the anonymity of a person who makes an anonymous report may become known during the investigation or resolution of the incident or may become subject to legal disclosure requirements. We therefore encourage you to only report on an anonymous basis where absolutely necessary due to the inherent difficulty in properly investigating, following up on and resolving anonymously reported incidents.

We use NAVEX Global, a third party that provides confidential, anonymous reporting services 24 hours a day, seven days a week:

ONLINE
Go to **FortisInc.ethicspoint.com**

PHONE
Canada and the United States
Toll Free — 1-866-294-5534

All other countries
Cayman Islands — 1-800-225-5288
Turks and Caicos — 1-800-225-5288
Belize — From an outside line, place an operator-assisted collect call to the United States to 866-294-5534

What Happens Next

Reports are forwarded to the Director, Internal Audit, chair of the audit committee and CLO, and you will receive an acknowledgement within five business days.

The acknowledgement will contain a unique code called a *report key*. Write down your report key and password and keep them in a safe place. Be sure to check frequently on the status of your report through *EthicsPoint* because there may be follow-up questions or information requests that require your response.

An Investigator will be assigned based on the nature of the report and the skills required to investigate each incident promptly and independently. Information will be kept confidential to the extent permissible by law and feasible to allow a proper investigation and resolution, and the Investigator will always try to protect the identity of the persons involved. All incidents relating to questionable accounting or auditing matters will be investigated under the supervision of the audit committee.

An Investigator may involve management in the investigation as deemed appropriate. An Investigator may also authorize an independent investigation or engage external consultants or advisors to assist in the investigation. The process can also lead to an external investigation or proceedings with a government or regulatory authority. Employees are expected to cooperate with and render assistance to investigators in a forthright and timely manner.

We'll communicate the status and, where possible, outcome of an investigation as timely as possible and will contact you directly if you identified yourself when filing the report.

If you filed the report anonymously, you can receive an update using the method you used to make the report. Go on the *EthicsPoint* website or call the toll-free number in your area (see page 31) and use your report key and password to receive the update.

We Retain Records

All records relating to an incident are the property of Fortis. We retain records:

- to comply with applicable laws and our document retention policies
- subject to safeguards that ensure confidentiality and, when applicable, the anonymity of the report
- to maximize their usefulness to our compliance program





OTHER FORTIS POLICIES AND RELATED MATERIALS

This code references other important governance policies at Fortis. You can find this code and the following policies and procedures on our intranet or you can ask the Legal Department for a copy:

- Acceptable use policy
- Anti-corruption policy
- Anti-corruption procedures
- Authorizations policy
- Board and executive diversity policy
- Compliance and ethics program manual
- Disclosure policy
- Drugs and alcohol in the workplace policy
- FERC compliance manual
- Inclusion and diversity commitment statement
- Insider trading policy
- Occupational health and safety policies
- Policy on reporting allegations of suspected improper conduct and wrongdoing (speak up policy)
- Political engagement policy
- Privacy policy
- Records management policy
- Records retention schedule
- Respectful workplace policy
- Safe travel checklist
- Travel policy

FORTIS INC.

Fortis Place | Suite 1100, 5 Springdale Street | PO Box 8837 | St. John's, NL, Canada A1B 3T2
T: 709.737.2800 | F: 709.737.5307 | **www.fortisinc.com** | TSX/NYSE: FTS
info@fortisinc.com | @Fortis_NA | Fortis Inc.